Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194280

PROSPECTUS SUPPLEMENT NO. 4 DECEMBER 5, 2016
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 4 DATED DECEMBER 5, 2016
TO THE PROSPECTUS DATED SEPTEMBER 12, 2016
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated September 12, 2016 and Supplement No. 3 dated November 18, 2016. Supplement No. 3 amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
This supplement includes the following information:

•	status of our offering and anticipated close of our primary offering;

•	revisions to "Real Estate Investments"; and

•	a revision to "Management - Fees Paid to Our Affiliates".
Status of Our Offering and Anticipated Close of Our Primary Offering
We commenced the initial public offering of shares of our common stock on July 31, 2014. On September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of Class A common stock as a result of a $2.0 million investment by an affiliate of our sponsor, and commenced operations. We are currently offering up to approximately $1.56 billion in shares of Class T common stock at $10.00 per share and $0.2 billion in shares of Class I common stock at $9.30 per share in our primary offering. We previously sold approximately $0.24 billion in shares of Class A common stock. We are also currently offering up to $0.2 billion in shares of our common stock pursuant to our distribution reinvestment plan ("DRP") at $9.40 per share for all share classes. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRP, and among classes of stock.
As of November 30, 2016, we have received gross offering proceeds in our initial public offering of approximately $251.7 million from the sale of 25,348,626 Class A shares, approximately $414.2 million from the sale of 41,541,025 Class T shares, and approximately $6.7 million from the sale of 717,040 Class I shares, including proceeds raised and shares issued under our DRP. As of November 30, 2016, approximately $1.5 billion in shares of common stock remained available for sale to the public under our initial public offering, including shares available under our DRP.
On September 14, 2016, our board of directors approved the close of our primary offering effective January 20, 2017. In connection with the closing, we will accept subscription agreements only if they are received by our transfer agent on or before the close of business on January 20, 2017 and fully funded and in good order no later than the close of business on January 31, 2017. We intend to continue to sell shares of our common stock in the offering pursuant to our DRP following the termination of our primary offering.
To the extent subscriptions for qualified account investments are submitted in good order to the transfer agent prior to the close of our primary offering, subject only to the receipt of funds, such subscription may be processed if the qualified funds are received on or before March 3, 2017. Any subscriptions received that we are unable to accept due to the above closing procedures for our primary offering will be promptly returned.

Revisions to "Real Estate Investments"
As of November 30, 2016, we owned 30 buildings on 23 properties in 14 states, encompassing approximately 6.3 million rentable square feet, and approximately 85.3% of our net rental revenue is generated from leases with investment grade-rated tenants or tenants whose parent companies are investment grade-rated, or leases guaranteed by investment grade-rated companies.

Revision to "Real Estate Investments - Our Properties"
The following is hereby added to the end of the "Real Estate Investments - Our Properties" section of our prospectus:
Acquisition of Amazon Property
On November 18, 2016, we acquired a single story, Class "A" distribution warehouse consisting of 855,000 net rentable square feet situated on a 96.01-acre site located in Pataskala, Ohio (the "Amazon property"). The Amazon property is currently leased in its entirety to Amazon.com.dedc LLC ("Amazon.com"), with a parent guarantee from Amazon.com, Inc. ("Amazon"). The purchase price for the Amazon property was approximately $88.9 million, plus closing costs. The purchase price plus closing costs and certain acquisition expenses to third parties (reduced by certain adjustments, credits, and previous deposits) were funded with proceeds from the Revolving Credit Facility.

The initial capitalization rate on Amazon.com's year one income is 6.27%. The going-in capitalization rate is determined by dividing the projected net operating income for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). The net operating income is calculated by totaling the sum of all the revenues from Amazon.com including base rental revenue, parking revenue, and expense reimbursement revenue then deducting the total of all the property expenses including utilities, insurance, real estate taxes, repairs and maintenance, and all property operating expenses. The projected net operating income includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that Amazon.com will perform its obligations under its lease agreements during the first year of its lease with us.
Amazon operates as the world's largest online retailer, with annual revenues in excess of $100 billion. Amazon designs its websites to enable millions of products to be sold by Amazon and by third parties across dozens of product categories. Amazon also manufactures and sells electronic devices, and serves developers and enterprises through Amazon Web Services, which offer a broad set of global computer, storage, database, analytics, applications, and deployment services. Amazon (NASDAQ: AMZN) is ranked #18 on the 2016 Fortune 500 List and maintains investment-grade credit ratings of 'AA-' from Standard and Poor's and 'Baa1' from Moody's.

The Amazon property is located within Prologis Park 70 in Pataskala, Ohio approximately 21 miles east of downtown Columbus and 13 miles southeast of Port Columbus International Airport. The property was a build-to-suit as a sortable products fulfillment center designed to Amazon's industry-leading specifications, and includes multi-level storage mezzanines and advanced software and robotics to stow and pick inventory. We believe the Amazon property is a business essential facility to Amazon.com's overall operations due to Amazon's substantial investment in the property, significant locational benefits, which include a tax abatement for the improvements, Amazon's long-term commitment to the area evidenced by its 15-year lease term, and the state-of-the-art equipment to perform the functions at the property.

The Amazon lease is a triple net lease with a remaining term of 14.8 years upon our acquisition, expiring in August 2031. The forward 12-months' rent is approximately $5.6 million with 1.5% annual rental rate increases for the remaining duration of the lease. Amazon also serves as the guarantor for Amazon.com's obligations under the Amazon lease. Amazon.com has four five-year renewal options at fair market rent, which shall be no less than 85% and no more than 110% of the base rent payable under the lease at the time the determination is made, and rights of first offer and area refusal, subject to certain conditions.

Revision to "Real Estate Investments - Management of Our Properties"
The following is hereby added to the end of the "Real Estate Investments - Management of Our Properties" section of our prospectus:
Our property manager will be responsible for managing the Amazon property and will be paid management fees in an amount of 3.0% of the gross monthly revenues collected from the Amazon property. Our property manager has hired an unaffiliated third party to manage the day-to-day operations and will pay the third party a portion of the management fees paid by us, unless such management fee can be recovered from the tenant.
Revision to "Real Estate Investments - Debt Summary"
The "Revolving Credit Facility" section in the "Real Estate Investments - Debt Summary" section of our prospectus is hereby removed and replaced with the following:
On December 12, 2014, we, through our operating partnership (the "Borrower"), entered into that certain revolving credit agreement, as amended by the first amendment to that certain revolving credit agreement dated as of May 27, 2015, and as further amended by the increase agreements to that certain revolving credit agreement dated as of August 11, 2015 and November 22, 2016, and various notes related thereto, related to a loan with a syndicate of lenders, under which KeyBank, National Association ("KeyBank") serves as administrative agent; Bank of America, N.A., SunTrust Bank, Capital One, National Association ("Capital One"), and Wells Fargo Bank, National Association, serve as co-syndication agents; and KeyBanc Capital Markets, Merrill Lynch, Pierce, Fenner and Smith Incorporated, SunTrust Robinson Humphrey, Inc., Capital One, and Wells Fargo Securities, LLC serve as joint lead arrangers and joint bookrunners. In addition, we entered into guaranty agreements.
Pursuant to the credit agreement, we were provided with a revolving credit facility (as amended, the "Revolving Credit Facility") in an initial commitment amount of $250.0 million, which commitment may be increased under certain circumstances up to a maximum total commitment of $1.25 billion. On August 11, 2015, we exercised our right under the credit agreement to increase the total commitments from $250.0 million to $410.0 million, and on November 22, 2016, we exercised our right under the credit agreement to increase the total commitments from $410.0 million to $550.0 million. The Revolving Credit Facility is evidenced by promissory notes that are substantially similar related to each lender and the amount committed by such lender. Increases in the commitment amount must be made in amounts of not less than $100.0 million, and increases of $50.0 million in increments in excess thereof. The Borrower may also reduce the commitment amount in increments of $50.0 million, provided that at no time will the Revolving Credit Facility be less than $100.0 million, and such a reduction will preclude the Borrower's ability to later increase the commitment amount.
Amounts owed under the Revolving Credit Facility will be evidenced by promissory notes that will be substantially similar other than identification of each lender and the amount committed by such lender. Amounts borrowed under the Revolving Credit Facility may be repaid and re-borrowed, subject to the terms of the credit agreement, and are determined from time to time by book entry.
The Revolving Credit Facility also provides for same day swingline advances to be provided by KeyBank (with participation by the other lenders equal to their pro rata share of the Revolving Credit Facility), up to $25.0 million in the aggregate. Such swingline advances will reduce dollar for dollar the availability under the Revolving Credit Facility, and must be settled within 10 business days by repayment or funding of participant bank's pro-rata share.
The Revolving Credit Facility has an initial term of four years, maturing on December 12, 2018. The Revolving Credit Facility may be extended for a one-year period if certain conditions are met and the Borrower pays an extension fee. Payments under the Revolving Credit Facility are interest only and are due on the first day of each quarter.
The Revolving Credit Facility has an interest rate calculated based on LIBOR plus the applicable LIBOR margin, as provided in the credit agreement, or the Base Rate plus the applicable base rate margin, as provided in the credit agreement. The applicable LIBOR margin and base rate margin are dependent on the consolidated leverage ratio of the Borrower, us, and our subsidiaries, as disclosed in the periodic compliance certificate provided to the Administrative Agent each quarter, and are dependent upon whether the security for the Revolving Credit Facility has been released, as provided below. If the Borrower obtains an investment grade rating of its senior unsecured long term debt from Standard & Poor's Rating Services or Moody's Investors Service, Inc., the applicable LIBOR margin and base rate margin will be dependent on such rating. Interest payments are due and payable each quarter.
The credit agreement relating to the Revolving Credit Facility provides that the Borrower must maintain a pool of real properties (each a "Pool Property" and collectively the "Pool Properties") that meet certain requirements contained in the credit agreement. The credit agreement sets forth certain covenants relating to the Pool Properties, including, without limitation, the following:

•
from September 12, 2015 through July 12, 2016, there must be no less than four Pool Properties; from July 12, 2016 through December 12, 2016, there must be no less than eight Pool Properties; and after December 12, 2016, there must be no less than 15 Pool Properties;

•
for the one-year period following December 12, 2015, no greater than 35% of the aggregate pool value may be contributed by a single Pool Property; and for the one-year period following December 12, 2016, no greater than 15% of the aggregate pool value may be contributed by a single Pool Property;

•
for the one-year period following December 12, 2015, no greater than 35% of the aggregate pool value may be contributed by a single tenant; and for the one-year period following December 12, 2016, no greater than 15% of the aggregate pool value may be contributed by a single tenant;

•	no greater than 15% of the aggregate pool value may be contributed by Pool Properties subject to ground leases;

•	no greater than 20% of the aggregate pool value may be contributed by Pool Properties which are under development;

•	the minimum aggregate occupancy of all Pool Properties must be no less than 90%; and

•	other limitations as determined by KeyBank upon further due diligence of the Pool Properties.
Borrowing availability under the Revolving Credit Facility is limited to the lesser of (i) an asset pool leverage ratio of no greater than 60%, or (ii) an asset pool debt service coverage ratio of 1.35:1.00.
The Revolving Credit Facility was initially secured by a pledge of 100% of the ownership interests in each special purpose entity which owns a Pool Property. On November 1, 2016, the pledge agreements were subsequently terminated. Adjustments to the applicable rate shall be effective as of January 1, 2017.
In connection with the Revolving Credit Facility, the Borrower paid arrangement fees of approximately $2.1 million. The Borrower also paid commitment fees of approximately $2.3 million based on the allocated commitments from each participating lender, and will pay KeyBank an administrative agent fee of $25,000 per year. In addition, an unused fee will be payable quarterly which is calculated based on the amount of the unused revolving loan commitments and is equal to 15 basis points if 50% or more of the loan commitments are used or 25 basis points if less than 50% of the loan commitments are used. At the time that the applicable LIBOR margin and base rate margin are determined in accordance with the Borrower's investment grade rating as provided above, the Borrower will pay a quarterly facility fee at a rate that is dependent on such rating and is based upon the total commitments.
The Revolving Credit Facility may be prepaid and terminated, in whole or in part, at any time without fees or penalty. Guarantors of the Revolving Credit Facility include us, each special purpose entity that owns a Pool Property, and each of our other subsidiaries which owns a direct or indirect equity interest in a special purpose entity that owns a Pool Property.
In addition to customary representations, warranties, covenants, and indemnities, the Revolving Credit Facility requires us to comply with the following at all times, which will be tested on a quarterly basis:

•
a maximum consolidated leverage ratio of 60%, or, once the collateral pledges are released, the ratio may increase to 65% for up to four consecutive quarters after a material acquisition only after the facility is deemed unsecured;

•	a minimum consolidated tangible net worth of approximately $4.7 million, plus 75% of net future equity issuances (including units of operating partnership interests in the Borrower);

•	a minimum consolidated fixed charge coverage ratio of not less than 1.50:1.00, commencing as of the quarter ended March 31, 2016;

•
a maximum total secured debt ratio of not greater than 40%, which ratio will increase by five percentage points for four quarters after closing of a material acquisition that is financed with secured debt;

•
a maximum total secured recourse debt ratio, excluding recourse obligations associated with interest rate hedges, of 10% of our total asset value, at the time our tangible net worth equals or exceeds $250.0 million (secured debt is not permitted prior to the time our tangible net worth exceeds $250.0 million);

•	aggregate maximum unhedged variable rate debt of not greater than 30% of our total asset value; and

•	a maximum payout ratio of not greater than 95% of our core funds from operations, commencing as of the quarter ending March 31, 2018.
As of September 30, 2016, we were in compliance with all applicable covenants.
Furthermore, the activities of the Borrower, us, and our subsidiaries must be focused principally on the acquisition, operation, and maintenance of income producing office and industrial real estate properties. The credit agreement contains certain restrictions with respect to the investment activities of the Borrower, including, without limitation, the following: (i) undeveloped land may not exceed 5% of total asset value; (ii) developments that are pre-leased assets under development may not exceed 20% of total asset value; (iii) investments in unconsolidated affiliates may not exceed 10% of total asset value; and (iv) investments in mortgage notes receivable may not exceed 5% of total asset value. These investment limitations cannot exceed 25% in the aggregate, based on total asset value, as defined in the credit agreement.
As of November 30, 2016, we had drawn approximately $215.5 million pursuant to the Revolving Credit Facility.
Revision to "Management"
Revision to "Management - Fees Paid to Our Affiliates"
The "Fees Paid to Our Affiliates" section in the "Management" section of our prospectus is hereby removed and replaced with the following:
We have executed an advisory agreement with our advisor, a property management agreement with our property manager and a dealer manager agreement with our dealer manager, which entitle our advisor, property manager and dealer manager to specified fees upon the provision of certain services with regard to this offering and investment of funds in real estate properties, among other services. Our advisor is also entitled to reimbursement for organizational and offering costs incurred on our behalf (effective November 2, 2015, only to the extent such expenses exceed 1% of gross offering proceeds raised in our primary offering) and reimbursement of certain costs and expenses incurred in providing services to us. The following table summarizes the related party costs and fees incurred, paid and due to affiliates as of September 30, 2016:

	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
	Payable	Incurred	Paid	Payable
Advisor and Property Manager fees
Acquisition fees and expenses	$8,675	$6,323,670	$6,332,345	$—
Operating expenses	108,538	1,517,029	876,305	749,262
Asset management fees	400,120	4,259,380	4,041,041	618,459
Property management fees	94,528	659,436	668,084	85,880
Organization and offering expenses
Organizational expenses	2,383	—	2,383	—
Offering expenses	459,216	26,371	485,587	—
Other costs advanced by the Advisor	23,029	68,405	78,727	12,707
Selling commissions
Class T shares	40,421	9,042,878	9,045,145	38,154
Dealer Manager fees
Class T and I shares	14,876	3,137,557	3,137,189	15,244
Stockholder servicing fee(1)	24,968	14,280,836	699,818	13,605,986
Advisor Advances:(2)
Organization and offering expenses	382,314	2,266,819	607,191	2,041,942
Dealer Manager fees (3)	764,628	6,444,748	3,638,493	3,570,883
Total	$2,323,696	$48,027,129	$29,612,308	$20,738,517

(1)
The dealer manager is entitled to receive a stockholder servicing fee with respect to Class T shares that will be payable quarterly and will accrue daily in an amount equal to 1/365th of 1.0% of the purchase price per share (or, once reported, the amount of the estimated NAV) of Class T shares sold in the primary offering up to a maximum of 4% in the aggregate.

(2)
Pursuant to the advisory agreement, effective November 2, 2015, we remain obligated to reimburse the advisor for organizational and offering costs incurred after such date, but only to the extent that such costs exceed 1.0% of the gross offering proceeds of the offering. In addition, the advisor is entitled to receive an acquisition fee in an amount up to 3.85% of the contract purchase price (as such term is defined in the advisory agreement) for each property we acquire. The acquisition fee consists of a 2.0% base acquisition fee and up to an additional 1.85% Contingent Advisor Payment; provided, however, the Contingent Advisor Payment Holdback will be retained by us until the later of (a) the termination of the offering, including any follow-on offerings, or (b) July 31, 2017, at which time such amount shall be paid to the advisor.  In connection with a follow-on offering, the Contingent Advisor Payment Holdback may increase, based upon the maximum offering amount in such follow-on offering and the amount sold in prior offerings.

(3)
The dealer manager agreement provides that the dealer manager is entitled to receive a selling commission up to 3.0% of gross proceeds from Class T shares sold in the primary offering and a dealer manager fee equal to 3.0% of gross proceeds from Class T shares or Class I shares sold in the primary offering. Pursuant to the dealer manager agreement, of the 3.0% dealer manager fee for Class T and Class I shares, 1.0% will be funded by us and 2.0% will be funded by the advisor.